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                           SIGHT RESOURCE CORPORATION
                             67 SOUTH BEDFORD STREET
                         BURLINGTON, MASSACHUSETTS 01803




                                       June 10, 1997



VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  M. Kathleen Haller, Esquire

     Re:  Sight Resource Corporation -
          Registration Statement on Form S-3 (Registration No. 333-25007)
          ---------------------------------------------------------------

Dear Ms Haller:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Sight Resource Corporation (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-25007), originally filed on April 11, 1997, together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because Mr. Gordon Safran, the named Selling Stockholder who caused the Registrant's original filing of the Registration Statement when he exercised his "demand" registration right to require the filing, no longer wishes to proceed with the registration of his shares for resale to the public. To the best of our knowledge, none of the shares of the Company's common stock, $.01 par value, for which registration was sought have been resold.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions to Lewis J. Geffen, Esquire, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000, facsimile (617) 542-2241.

     Thank you.


                                       SIGHT RESOURCE CORPORATION


                                       By: /s/ William G. McLendon
                                          --------------------------------------
                                           William G. McLendon
                                           President and Chief Executive Officer

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cc:   Lewis J. Geffen, Esquire
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
      Lawrence Bell, Esquire
        Benesch Friedlander Coplan & Aronoff
      The Nasdaq Stock Market, Inc.